August 17, 2006

Mr. Amit Pande Assistant Chief Accountant United States Securities and Exchange Commission 100 F Street Northeast Washington, D.C. 20549

Dear Mr. Pande:

This communication is provided in response to your letter dated July 27, 2006, regarding your review of GMAC’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 filed with the SEC on March 28, 2006, and our Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2006 filed with the SEC on May 8, 2006 (File No. 1-03754). Our responses are presented herein, following each of the respective comments communicated in your letter.

10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis, page 18

Mortgage Operations, page 32
1.	In the second paragraph on page 32 you state that certain agreements entered into between you and ResCap restrict ResCap’s ability to declare dividends or prepay subordinated indebtedness owed to you, which in turn limit your ability to return funds for dividends and debt payments. Please tell us how you have complied with the disclosure requirements of Rule 4-08(e) of Regulation S-X in your financial statements or revise future filings accordingly.

Response
While not a restriction on the payment of dividends by GMAC LLC (GMAC) for purposes of Rule 4-08(e)(1), we disclose in Note 24 (p. 115-116) of GMAC’s Annual Report on Form 10-K regulatory capital requirements of certain international and domestic subsidiaries and also disclose in our Risk Factors (p. 5) and Management Discussion and Analysis (p. 32) certain limitations on the ability of Residential Capital Corporation (ResCap) to pay dividends and to prepay to GMAC subordinated debt obligations, which limitations are pursuant to an operating agreement between GMAC and ResCap (ResCap Limitations). The disclosure of the ResCap Limitations includes the nature of the most significant limitations, such as the minimum level of stockholder’s equity and retained earnings that ResCap must maintain in order to pay dividends, limitations on ResCap net income that may be paid to GMAC in the form of dividends,

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

year-end stockholder’s equity of ResCap, as well as limitations on ResCap’s ability to prepay subordinated debt to us or any of our affiliates. Starting with our 2006 Annual Report on Form 10-K, we will also disclose the ResCap Limitations in the footnotes to our financial statements.
As of the date of the 2005 10-K, GMAC had no significant 50 percent or less owned persons that were accounted for by the equity method. As such, no disclosure is required under Rule 4-08(e)(2).

Rule 4-08(e)(3) requires disclosures regarding restricted net assets of our subsidiaries if such restricted net assets exceed 25 percent of GMAC consolidated net assets. As described above, the ResCap Limitations are contractual requirements that must be met prior to the payment of dividends or the prepayment of subordinated debt. If these contractual requirements are met, majority board approval is required to make these payments. The ResCap Limitations may be waived or modified by vote of a majority of ResCap’s board of directors (including a majority of the independent directors). For all regulatory restrictions described in the first paragraph of this response (excluding the ResCap Limitations), restricted net assets do not exceed 25 percent of our consolidated net assets. Furthermore, the ResCap Limitations have not been included in determining whether the 25 percent threshold has been met since third party consent is not required to either pay dividends, prepay subordinated debt, or amend the ResCap Limitations. No additional disclosure is required under Rule 4-8(e)(3).
Consolidated Statements of Income, page 70
2.	We note that you present a sub-total “total net revenue” that includes net interest income, insurance premiums and service revenue earned, mortgage banking income, investment income and other income. Please tell us whether your financial statements are presented in compliance with Article 5 or Article 9 of Regulation S-X. Tell us how you believe that the components and subtotal of “total net revenue” are in compliance with the Article of Regulation S-X which you believe is applicable to your presentation.

Response
GMAC is a diversified company which operates in three primary operating segments consisting of Automotive Finance, Mortgage and Insurance. Certain of our foreign subsidiaries operate as international banks and finance companies that are subject to regulatory requirements. Total assets in these entities were approximately $12.9 billion and $13.3 billion as of December 31, 2005 and 2004, respectively. In addition, we have certain mortgage and finance subsidiaries that operate as depository institutions in the United States. Total assets in these depository institutions totaled $16.9 billion and $7.5 billion at December 31, 2005 and 2004, respectively.

Article 9 of Regulation S-X is applicable to consolidated financial statements filed for bank holding companies and to any financial statements of banks that are included in filings with the Commission. We also acknowledge the SEC Staff’s view in Topic 11-K of SAB 69 that indicates that “Article 9 and Industry Guide 3 while applying literally only to bank holding companies, provide useful guidance to certain other SEC registrants, including savings and loans holding companies, on certain disclosures relevant to an understanding of the registrant’s operations.” Since GMAC is not a bank holding company and its operations in depository institutions represent less than 10% of GMAC’s total

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

assets of $321 billion as of December 31, 2005, we do not believe the requirements of Article 9 and Industry Guide 3 are applicable to GMAC. Therefore, we believe that our financial statements should be presented in accordance with Article 5 of Regulation S-X. However, given our focus in the financing business, we have enhanced our presentation to provide industry specific information as necessary for readers of our financial statements.
Our historical presentation as shown in GMAC’s 2005 Annual Report on Form 10-K, presents total net revenue before the provision for loan losses as revenue earned from consumer and commercial loans, loans held for sale and operating leases, net of interest expense. We consider the remaining sources of revenue as other income. In the second quarter Form 10-Q, we modified our revenue captions on our Statements of Income as follows — “total financing revenue”, “net financing revenue before provision for credit losses” and “total financing revenue”. Starting in the third quarter Form 10-Q, we will modify our caption “total net revenue” to “total net financing revenue and other income”.
Notes to Consolidated Financial Statements, page 73

Note 1 — Significant Accounting Policies, page 74

Consolidation and Basis of Presentation, page 74
3.	We note that you entered into a definitive agreement to sell a majority equity interest in GMAC Commercial Mortgage on August 3, 2005 and classified the assets and liabilities of the reporting segment as held for sale separately in the Consolidated Balance Sheet at December 31, 2005. Please tell us how you determined that results of operations of the reporting segment should be classified in ongoing operations for the periods presented. Refer to paragraphs 42-44 of SFAS No. 144.

Response
On August 3, 2005, we entered into a definitive agreement to sell a controlling interest in GMAC Commercial Holding Corp. (GMAC Commercial Mortgage), a wholly-owned subsidiary of GMAC. For the fiscal year ended December 31, 2005, GMAC Commercial Mortgage’s earnings and cash flows were fully consolidated in GMAC’s Consolidated Statement of Income and Statement of Cash Flows. The assets and liabilities of GMAC Commercial Mortgage were classified as held for sale in the Consolidated Balance Sheet at December 31, 2005.

In determining if the results of operations of GMAC Commercial Mortgage should be classified in ongoing operations for the periods presented we considered paragraphs 42-44 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Specifically paragraph 42 indicates:
“The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”
In addition, we considered guidance provided in EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations and Staff Accounting Bulletin Topic 5-Z (Topic 5-Z), Accounting and Disclosure Regarding Discontinued Operations. Issue 2 of EITF 03-13 discusses indicators of significant continuing involvement, including a situation where an entity retains an interest in the disposal component sufficient to exert significant influence over the component’s operating and financial policies. Topic 5-Z, paragraph 4 further indicates that a transaction where a seller retains a minority interest that qualifies for the equity method of accounting in accordance with APB 18, The Equity Method of Accounting for Investments in Common Stock, should be accounted for as the disposal of a group of assets that is not a component of an entity and classified within continuing operations pursuant to SFAS No. 144.

Under the terms of the transaction, as of the date of the filing of the 2005 Form 10-K, our retained minority interest (i.e., 22% equity interest) was expected to qualify for the equity method of accounting in accordance with APB 18 as our retained interest would exceed 20% ownership and we would continue to have two voting representatives on the Company’s Board of Directors. Accordingly, the determination was made that we would have significant continuing involvement in the operations of GMAC Commercial Mortgage and would therefore fail to meet either conditions (a) or (b) of paragraph 42 of SFAS No. 144. As a result, we concluded that the proper treatment was to classify GMAC Commercial Mortgage in continuing operations for all periods presented.

As disclosed in Note 1 to the Consolidated Financial Statements in our 2006 first quarter Form 10-Q, our retained minority interest was subsequently accounted for under the equity method of accounting upon closing of the sale transaction on March 23, 2006, thus supporting the classification and presentation of GMAC Commercial Mortgage in continuing operations in the 2005 Form 10-K.
Note 16 — Derivative Instruments and Hedging Activities, page 97
4.	For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:
•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
Response GMAC enters into interest rate and foreign currency futures, forwards, options, and swaps in connection with our market risk management activities as a multinational

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

finance company. Our primary objective for utilizing derivative financial instruments is to manage market risk volatility associated with interest rate and foreign currency risks related to the assets and liabilities of our automotive and mortgage operations. A variety of derivative financial instruments are used to manage interest rate risk relating to specific groups of assets and liabilities, including loans held for sale, mortgage servicing rights, debt and deposits. In addition, foreign exchange contracts are used to manage currency risk of foreign currency denominated debt and foreign exchange transactions. Our risk management strategies are administered on a decentralized basis by the respective automotive financing and mortgage operations, consistent with the level at which market risk is managed, but are subject to various limits and controls at both the local unit and corporate level.
GMAC has entered into the following primary hedging relationships during the years 2003-2005:
s fair value hedges of fixed rate debt, mortgage servicing rights and loans held for sale and

s cash flow hedges of floating rate debt, foreign currency debt, and future issuances of debt.
Our North American Operations (NAO) and International Operations (IO) segments (collectively, Global Automotive Finance, or GAF), Residential Capital Corporation (ResCap) and GMAC Commercial Mortgage (CM) are the only reporting segments which have entered into hedging relationships and applied hedge accounting under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The balance of this response will describe the approaches taken by GAF, ResCap and CM to ensure compliance with SFAS 133.

Global Automotive Finance

Fair Value Hedges of Fixed Rate Debt (Short-cut Method) — The designated risk being hedged is the change in fair value of the debt due to changes in the designated benchmark interest rate. The majority of these relationships involve plain vanilla pay floating, receive fixed swaps designated against bullet maturity fixed rate non-callable debt. All fair value short-cut hedge swaps are evaluated at hedge inception to ensure that the hedging relationship complies with all the required criteria of paragraph 68 of SFAS 133 and that our documentation supports that conclusion. All critical terms in our fair value short-cut hedges are exact mirrors of the corresponding terms in the hedged debt. Any changes in key terms of hedging relationship, either the debt or swap, (e.g., buy back of debt or partial termination of swap) are escalated and the hedge relationship is de-designated, thus terminating hedge accounting treatment.

Fair Value Hedges of Callable Fixed Rate Debt (Long-haul Method) — GAF uses callable pay floating, receive fixed swaps to hedge certain callable fixed rate debt, however, these relationships do not qualify for short-cut treatment due to termination premiums contained in the swap that do not mirror the terms of the call embedded in the debt. The designated risk being hedged is the change in fair value of the debt due to changes in the designated benchmark interest rate via the pay floating, receive fixed components of the swap (e.g., the non-option components). As at the inception of the hedging relationship all critical terms of the swap and the debt are mirror images except

United States Securities and Exchange Commission
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for the termination premium built into the swap, GAF is able to conclude that the hedge is expected to be almost perfectly effective in offsetting the changes in value of the debt due to changes in the designated benchmark interest rate. The monthly hedge accounting for these relationships is done using a dollar value offset approach which results in the ineffective portion of the hedge (e.g., the difference in valuing the call option components of the debt and the swap) being recognized in current period earnings as the time value of money component for both the debt and the swap are equal and offsetting. Monthly, the results of the dollar value offset analysis are reviewed and documented for any changes in the expected future effectiveness.
Cash Flow Hedges of Floating Rate Debt (Short-cut Method) — The designated risk being hedged is the change in cash flows due to changes in the designated benchmark interest rate. These relationships involve plain vanilla pay fixed, receive floating swaps designated against bullet maturity floating rate debt. As with GAF’s fair value hedges of fixed rate debt swaps, all cash flow hedges of floating rate debt are evaluated at hedge inception to ensure that the hedging relationship complies with all the required criteria of paragraph 68 of SFAS 133 and that our documentation supports that conclusion. Any changes in key terms of hedging relationship, either the debt or swap, (e.g., buy back of debt or partial termination of swap) are escalated and the hedge relationship is de-designated, thus terminating hedge accounting treatment.

Cash Flow Hedges of Foreign Currency Debt (Matched Terms Method) — The designated risk is the change in functional currency cash flows due to changes in foreign currency exchange rates. These relationships involve cross currency hedges that swap all the non-functional currency cash flows into functional currency cash flows. For example, a pay fixed US dollar, receive fixed Euro swap with an initial exchange of Euro for US dollars, hedging a fixed rate Euro denominated debt issuance by a US dollar functional currency entity. As all the critical terms match at hedge inception, GAF is able conclude that the hedge is expected to be perfectly effective in offsetting the changes in functional currency cash flows. Any changes in key terms of hedging relationship, either the debt or swap, (e.g., buy back of debt or partial termination of swap) are escalated and the hedge relationship is de-designated, thus terminating hedge accounting treatment.

ResCap

Fair Value Hedges of Residential Mortgage Servicing Rights (Long-haul Method) — Please note that as of January 1, 2006, ResCap elected the fair value measurement method for subsequent measurements of separately recognized servicing assets in accordance with SFAS No. 156, Accounting for Servicing of Financial Assets. Existing hedge relationships were de-designated as of that date. Therefore, this response presents processes and treatments of SFAS 133 hedging activities in place during the years 2003-2005 and therefore is intentionally written in the past tense.

ResCap’s primary risk associated with holding mortgage servicing rights is the risk of impairment loss due to a change in fair value caused by interest rates. Pursuant to ResCap’s risk management program, MSR’s were hedged to mitigate the effect of changes in MSR fair value resulting from changes in interest rates.

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

MSR asset groups were aggregated in similar asset classifications based upon their projected price sensitivity to interest rate shocks. Each MSR asset group within a similar asset classification must have had a similar weighted average price change within an 80% to 120% range at all shock points.

ResCap had a combination of derivative contracts that were designated proportionally as fair value hedges of similar asset groups. ResCap primarily utilized interest rate swaps, but also used futures, floors, forwards, caps and options. ResCap did not enter into written options or interest rate collars during the periods presented.

ResCap applied a single measure of hedge effectiveness, which was based upon a historical regression analysis. This measure was applied consistently to each similar asset in a designated hedging relationship. To be effective, a hedge had to meet three statistical thresholds, including: (1) R2 between .80 and 1.00, (2) slope between -.8 and -1.25 and (3) F-statistic in excess of the critical value based upon the number of data points used in the regression (using a 95% confidence interval). All of these thresholds must have been met in order for us to conclude that the hedge relationship was highly effective.

At the inception of each hedge period, ResCap demonstrated the expectation of effectiveness through the use of fair value shock profiles that reflected the expected change in the similar asset group value and the expected change in the hedge for varying interest rate scenarios. Hedge effectiveness was measured retrospectively using a regression analysis of the daily change in the value of the MSR asset against the daily change in the value of the hedging derivatives.

As permitted by SFAS 133, paragraph 63, ResCap excluded the difference between the spot and forward price on futures and mortgage forwards when determining the change in market value of the hedge instrument for the measurement of its effectiveness. The change in value for the excluded component was included in current period earnings.

Fair Value Hedges of Residential Mortgage Loans Held for Sale (Long-haul Method) — ResCap is exposed to the overall change in fair value principally from interest rate fluctuations during the period that originated and purchased mortgage loans are warehoused prior to securitization.

Loans held for sale are aggregated into similar asset classifications based upon their projected price sensitivity to interest rate shocks. Each asset group within a similar asset classification must have a similar weighted-average price change within an 80% to 120% range within all shock points.

ResCap uses derivative financial instruments to manage its exposure to fair value risk associated with selected mortgage loans held for sale. ResCap’s default hedging instrument is a forward agency TBA. However, depending upon market conditions and expectations regarding future events, a variety of other hedging instruments are approved for utilization.

In order to assess whether its hedge relationships are expected to be highly effective, at the inception of the hedge period, a shock analysis of hedges and warehouse loans is

United States Securities and Exchange Commission
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August 17, 2006

performed to provide quantitative evidence of the expectation of an effective offset in the change in value of the loans versus the derivative.
Hedge relationships are de-designated and re-designated on a daily basis. Scenario analyses used in these assessments are updated, and portfolios are rebalanced daily. ResCap measures hedge effectiveness of each daily hedge period based upon a historical regression analysis, which is applied consistently to its designated loans held for sale portfolio. To be effective, three statistical thresholds must be met, including (1) R2 between .80 and 1.00, (2) slope between -.8 and -1.25 and (3) F-statistic in excess of the critical value based upon the number of data points used in the regression (using a 95% confidence interval).

Cash Flow Hedges of Floating Rate Debt (Long-haul Method) — ResCap issues variable rate bonds in securitizations accounted for as financing transactions. The variable bond interest obligations expose ResCap to the risk of variations in cash payments on the outstanding variable rate bonds. The primary risk associated with variable rate debt is changes in 1-month LIBOR, which may cause variability in future interest payments.

ResCap applies cash flow hedge accounting for these financing transactions and has defined the hedged item as the expected probable future interest payments based upon a forecasted aggregate dollar principal balance of variable rate bond obligations.

ResCap hedges this risk with a portfolio of interest rate swaps with the variable rate sides tied to the same benchmark rate as the variable bond interest obligation. ResCap has not elected to exclude any component of the specific hedging derivative’s change in value from the measurement of hedge effectiveness. ResCap projects future bond balances using expected prepayment activity and expected debt issuance. This analysis is used to determine the declining balance of the swap notional.

The swaps used to hedge these transactions do not contain written options (such as a call or knockout provision). The floating rate side of the swaps has the same reset dates and referenced index as the forecasted hedged variable interest payments.

While the designated swaps are expected to be perfectly effective at offsetting the changes in cash flow caused by changes in the benchmark rate, this hedging relationship does not meet the criteria for use of the short-cut method of effectiveness assessment because the debt is prepayable via a clean-up call on the securitized assets. Therefore, effectiveness is assessed via the Change in Variable Cash Flows Method as described by SFAS 133, Method 1 of DIG Issue G7. Under that effectiveness methodology, there is no ineffectiveness when:
1.	the floating rate leg of the swap and the hedged variable interest payments of the bonds are based on the same interest rate index,

2.	the interest rate reset dates applicable to the floating rate leg of the swaps and to the hedged variable interest payments of the bonds are the same,

3.	the hedging relationship does not contain any other basis differences,

4.	the likelihood of the counterparty not defaulting is assessed as being probable, and

5.	the initial fair value of the swap at the inception of the hedging relationship is zero or somewhat near zero.

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

ResCap applies the conditions listed above in our initial assessment of the hedging relationship and reassesses effectiveness each quarterly reporting period.

Cash Flow Hedges of the Anticipated Issuance of Floating Rate Debt (Long-haul Method) — As ResCap accumulates residential mortgage loans, it forecasts expected future issuances of bonds for which the mortgage loans will serve as collateral. ResCap hedges the variability in the expected cash flows necessary to repay the interest payments related to forecasted bond issuances. As such, ResCap defines the hedged forecasted transaction as the change in anticipated cash flows necessary to repay the first specified dollar amount of interest payments on bonds collaterized by the identified product type. The designated hedge risk associated with the program is the risk of changes in the cash flows related to the repayment of the forecasted bond issuance attributable to changes in the benchmark interest rate. The benchmark interest rate is the U.S. Treasury rate.

Because the securitization is probable but the dollar volume could vary, the size of the forecasted transaction changes on occasion as more loans are funded. Increasing the size of the debt offering is not considered to invalidate the designated hedging relationship as the hedged forecasted transactions are defined as the change in anticipated cash flows necessary to repay the first specified dollar amount of a specified shelf name bonds collateralized by a specified product name loans to be issued within a specified period, where the dollar volume may change as often as daily.

ResCap has not elected to exclude any component of the specific hedging derivative’s change in value from the assessment of hedge effectiveness. ResCap utilized regression analysis to develop an expectation of hedge effectiveness (prospective assessment) and as an assessment of actual hedge effectiveness during the hedging period (retrospective assessment). These prospective and retrospective measurements were taken and documented monthly based on daily changes in cash flows and derivative values each preceding six month period.

Fair Value Hedges of Fixed Rate Debt (Short-cut Method) — ResCap has designated interest rate swaps as fair value hedges of certain fixed rate debt issuances. Prior to entering into the hedging relationships, ResCap evaluated each transaction for the appropriate effectiveness method to be utilized. Historically, ResCap has utilized the short-cut method for the debt issuances. This is discussed further in the response to Question 5.

GMAC Commercial Mortgage
Please note that we sold approximately 78% of our equity in CM on March 23, 2006. Subsequent to the sale, CM is no longer consolidated in our financial statements and our remaining interest is reflected under the equity method of accounting.

Fair Value Hedges of Fixed Rate Mortgage Loans (Long-haul Method) — CM enters into derivative instruments to hedge its exposure to changes in the fair value of fixed rate mortgage loans held for sale. Such changes in fair value can result from interest rate, credit, and spread risk associated with the underlying hedged items. CM uses a combination of pay fixed, receive floating interest rate swap contracts, treasury related and other derivative contracts to hedge pools of similar fixed rate commercial loans which are intended to be sold into the secondary market within one year. CM has

United States Securities and Exchange Commission
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August 17, 2006

aggregated its hedged mortgage loans into groups of similar assets with similar risk attributes and has designated the hedged risk as the risk of a change in the overall fair value of the mortgage loan pool. The hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the designated hedge risk during the hedge period.

The overall changes in the fair value of the loan pool and the derivatives are included in the measurement of hedge effectiveness. The difference between the change in fair of the loan pool and the change in fair value of the derivative pool represents hedge ineffectiveness and is recorded in current period earnings.

CM assesses effectiveness both on a prospective and retrospective basis utilizing regression analysis as a statistical measure of effectiveness. Statistical correlation is calculated using daily data points to calculate effectiveness correlation on a monthly basis. The data points represent the measurements of the change in the fair value of the hedge and the change in the total fair value of the hedged item. CM’s hedge position is deemed to be effective if the following two functions are shown to have a correlation coefficient of 80% — 125%:
•	The change in total value of the hedge associated with the similar asset group; and

•	The entire change in the fair value of the similar asset group.
Fair Value Hedges of Fixed Rate Certificates of Deposit (Long-haul Method) — CM has entered into pay floating, receive fixed interest rate swap contracts to hedge changes in the fair value of a portfolio of fixed rate certificates of deposit which are either bullet maturities or callable by CM after a defined period of time, typically after a 6-month or 1-year period. These broker deposits are long term in nature if the call is never exercised, usually with a 20-year maturity. For any swaps which are hedging a deposit with the callable feature, the call option is exactly mirrored in the swap. The hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the designated hedge risk during the hedge period.

The difference between the change in fair value of the deposits and the change in fair value of the related swaps represents hedge ineffectiveness and is recognized in current period earnings. CM performs a quarterly dollar value offset analysis to assess the effectiveness of the hedge relationship. The hedge relationship will be considered to be highly effective if the results of the dollar value offset analysis that the change in fair value of the swaps are within a range of 80% — 125% of the change in value of the hedged broker deposits.

Cash Flow Hedges of Variable Rate Debt (Long-haul Method) — CM issues variable rate short term debt, typically in the form of commercial paper or senior securities, which exposes CM to variability of cash flows associated with the future interest payments on the debt. To hedge the variability in cash flows associated with the variable rate debt, CM has implemented a hedging strategy to convert the variable interest rate on a portion of the debt to a fixed rate through the use of pay fixed, receive floating interest rate swaps.

At the inception of each hedge period, CM matches the interest rate swaps to the hedged variable rate debt. CM expects that the hedge will be highly effective in offsetting the changes in cash flows of the variable rate debt over the term of the hedge and has

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

documented this expected relationship at the inception of the hedge period. Hedge effectiveness is assessed based on the difference between the present value of expected future cash flows related to the debt and the present value of expected future cash flows related to the derivatives (using the methods described in the next paragraph). Changes in the fair value of the variable rate component of the interest rate swap which exceed the changes in the fair value of the debt represent ineffectiveness and are recognized in current period earnings.

Depending on the specific transaction, CM will apply either the Change in Variable Cash Flows Method (Method 1, DIG Issue G-7) or Hypothetical Derivative Method (Method 2, DIG Issue G-7) to determine hedge effectiveness on its cash flow hedges of variable rate debt. Under the Change in Variable Cash Flows Method, the interest rate swap designated as the hedging instrument is recorded at fair value on the balance sheet. The ineffectiveness determination involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the floating rate liability. Under the Hypothetical Derivative Method, the actual swap designated as the hedging instrument is recorded at fair value on the balance sheet, and accumulated OCI is adjusted to a balance that reflects the lesser of either: (a) the cumulative change in the fair value of the actual swap or (b) the cumulative change in the fair value of a “perfect” hypothetical swap. Under both methodologies, CM considers the hedge relationship to be highly effective if the change in fair value of the derivative is within a range of 80% — 125% of the change in value of the hedged variable rate debt.

Foreign Currency Cash Flow Hedges of Foreign Currency Denominated Assets and Liabilities (Matched Terms Method) — CM holds various foreign currency denominated financial assets and liabilities. These assets and liabilities are comprised of commercial paper, subordinate CMBS, and other assets and liabilities with scheduled payments denominated in the foreign currency. Additionally, CM has intercompany transactions with foreign subsidiaries which results in foreign currency denominated intercompany balances which are periodically settled in the foreign denomination. These assets and liabilities may expose CM to fluctuations in currency exchange rates. In order to protect the functional currency equivalent cash flows related to these assets or liabilities, CM periodically enters into derivative instruments, which convert the future cash receipts or payments to U.S. dollars at a fixed exchange rate on the day of the initial transaction. CM primarily uses currency forward contracts to hedge these risks. The hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the designated hedge risk during the hedge period.

Because the hedge strategy ensures that the critical terms of the foreign currency derivative and the hedged item exactly match, changes in cash flow attributable to the risk being hedged are expected to be completely offset by the derivative. Prospective assessments of effectiveness are performed in accordance with DIG Issue G9, which allows an entity to conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivative when the critical terms agree. DIG Issue G-9 allows for prospective methods of effectiveness to be qualitatively documented through an ongoing verification that the critical terms of the derivative and the hedged instrument are identical. CM performs and documents this verification on a quarterly basis through a comparison of the terms of the critical attributes of the hedging instrument and the corresponding attributes of the hedged item.

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

If there are no such changes in the critical terms or adverse developments regarding counterparty default, DIG Issue G9 allows CM to conclude that there is no ineffectiveness.

5.	Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response

Global Automotive Finance
GAF uses the short-cut method for plain vanilla swap transactions in hedging relationships of fair value hedges of fixed rate debt and cash flow hedges of floating rate debt. In addition, GAF uses matched terms for certain cross currency swap cash flow hedges of foreign currency debt. The documentation for all derivative transactions, including all in which hedge accounting treatment is applied and, in particular, short-cut or matched terms assessment methodologies, is provided on a standardized term sheet and centrally reviewed and approved by the Corporate Controller’s staff. This review focuses on ensuring the documentation is in place to support the designated hedge accounting treatment and effectiveness assessment methodology. The documentation is strictly compared with the criteria of paragraphs 68(a)-(h) and 65, respectively. If for a certain swap any of the required criteria are not exact matches, the short-cut or matched terms method is not applied. GAF monitors the hedging relationship for changes in key terms and would evaluate the appropriateness of continued use of the short-cut method in the event of any term changes.

ResCap
ResCap has applied the short-cut method solely for fair value hedges of interest rate risk involving interest swaps where the hedged item is fixed-rate, bullet-maturity term debt. Prior to entering into such a hedging relationship, ResCap documents its risk management objective for entering into the hedging relationship, the nature of the hedging instrument and the nature of the risk being hedged. In addition, ResCap documents its analysis of the hedging relationship’s compliance with each condition in paragraph 68(a)-(h) of SFAS 133. ResCap does not apply the short-cut method to any hedging relationships that invalidates the assumption of no ineffectiveness based on its analysis of the terms of the hedged item and hedging instrument and guidance provided in SFAS 133 and applicable DIG guidance. ResCap monitors the hedging relationship for changes in key terms and would evaluate the appropriateness of continued use of the short-cut method in the event of any term changes.

ResCap does not utilize the matched terms method.

GMAC Commercial Mortgage
Except for the following hedge relationship in which the matched terms methodology is used, CM does not use the short-cut or matched terms methodology in assessing effectiveness under SFAS 133.

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

CM utilizes a critical terms matching methodology in assessing effectiveness of its foreign currency cash flow hedges of foreign currency denominated assets and liabilities. To qualify for cash flow hedge accounting, SFAS 133 requires an expectation that the derivative instrument will be highly effective at offsetting the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk. This is documented at the inception of each hedge transaction. At inception, all critical terms of the derivative and hedged item are structured as mirror images. Hedge accounting is not applied for any transaction in which the terms of the derivative and hedge item are not mirror images.

Prospective assessments of effectiveness are performed in accordance with DIG Issue G9, which allows an entity to conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivative when the critical terms agree. DIG Issue G-9 allows for prospective methods of effectiveness to be qualitatively documented through an ongoing verification that the critical terms of the derivative and the hedged instrument agree. CM performs and documents this verification on a quarterly basis through a comparison of the terms of the critical attributes of the hedging instrument and the corresponding attributes of the hedged item. If there are no such changes in the critical terms or adverse developments regarding counterparty default, DIG Issue G9 allows CM to conclude that there is no ineffectiveness.
     Form 10-Q for the Quarterly Period Ended March 31, 2006
     Note 10 — Segment Information, page 18
6.	We note that you changed your presentation of reportable operating segment beginning January 1, 2006. In the Form 10-K for the year ended December 31, 2005, GMAC — Residential and GMAC — RFC were presented as separate reportable segments under the Mortgage operations line of business. Results of these two segments are now presented combined under ResCap as of March 31, 2006. Please tell us the following concerning segment disclosure:
•	Tell us how you determined that GMAC-Residential and GMAC-RFC are no longer required to be presented as separate reportable segments. We note that ownership of these two entities was transferred to ResCap in March 2005.

•	If you determined that each of these segments did not meet the paragraph 10 of SFAS No. 131 definition of an operating segment or the quantitative threshold of paragraph 18, please provide this basis for conclusion.

•	If you determined that all the aggregation requirements of paragraph 17 of SFAS No. 131 were met, please provide a clear and detailed analysis that supports similarity of economic character.
Response
Beginning January 1, 2006, we determined that GMAC-Residential (Residential) and GMAC-RFC (RFC) were no longer required to be presented as separate reportable operating segments based on the organizational changes at ResCap and changes in the way GMAC’s chief operating decision maker (CODM) assesses performance, makes resource allocation decisions, and generates and uses financial information. The

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

ownership of these two entities was transferred to our wholly-owned subsidiary, ResCap, in March 2005, and integration of the two businesses commenced. ResCap was required to file periodic reports with the SEC later in 2005 when it issued public debt.

Throughout 2005, the operations of Residential and RFC went through a number of organizational changes to become integrated. In October 2005, it was announced that the former co-CEO structure of ResCap (with one presiding over Residential and one presiding over RFC) had been replaced, and a single CEO was appointed to oversee ResCap, reporting directly to the Chairman of GMAC. The ResCap CEO is responsible for overseeing all of ResCap’s operations and its 14,000 employees. Additionally, to continue the integration and leveraging of Residential and RFC, a new executive appointment was made in October 2005 — a COO of ResCap, who was formerly one of the co-CEOs. The new COO has direct responsibility for all of the US residential real estate finance markets, which includes activities that historically were separately managed by Residential and RFC.

In acknowledgement of the realignment and integration of ResCap’s operating activities, GMAC’s CODM changed the manner in which the performance of the combined entity’s performance is evaluated. The 2006 business plan was prepared at the consolidated ResCap level and 2006 operating results are being evaluated against that consolidated plan. As such, relevant information submitted and reviewed by the CODM is focused at the ResCap consolidated level. Starting January 1, 2006, the previous operations of Residential and RFC have been combined and do not individually meet the definition of an operating segment as defined in paragraph 10 of SFAS 131. Therefore, we changed our presentation of reportable operating segments starting with our 2006 first quarter Form 10-Q.
* * * * *
In addition to the above responses, following is the statement that you requested.
     The company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Mr. Amit Pande
August 17, 2006

We appreciate your prompt attention and responsiveness to this matter. In the event further information is necessary please feel free to contact us. I can be reached at (313) 665-0370 or you may contact Linda Zukauckas, GMAC’s Controller and Principal Accounting Officer, at (313) 665-4327.
Sincerely,

/s/ SANJIV KHATTRI

Sanjiv Khattri Chief Financial Officer

cc:	Dave Irving
     Staff Accountant, United States Securities and Exchange Commission
Eric Feldstein
     Chairman, General Motors Acceptance Corporation
Linda Zukauckas
     Controller and Principal Accounting Officer, General Motors Acceptance Corporation
Michele Bell
     Director of Technical Accounting and SEC Reporting, General Motors Corporation
Jim Young
     Chief Accounting Officer, Residential Capital Corporation